Exhibit 99.6

Statement of Computation of Ratios of Earnings to Fixed Charges (unaudited)

	For the nine months ended September 30, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012	For the period from January 6, 2011 (date of inception) to December 31, 2011
Earnings:
Net increase/(decrease) in net assets resulting from operations	$(43,503,968)	$8,466,157	$(2,062,771)	$35,383,643	$(19,834,250)	$(3,613,664)
Net effect of income tax provisions	-	5,568,488	(1,412,895)	8,320,561	-	-
Net increase/(decrease) in net assets resulting from operations, excluding taxes	(43,503,968)	14,034,645	(3,475,666)	43,704,204	(19,834,250)	(3,613,664)
Interest Expense	3,557,225	4,961,169	5,503,843	1,278,997	-	-
Total Earnings available to cover fixed charges:	$(39,946,743)	$18,995,814	$2,028,177	$44,983,201	$(19,834,250)	$(3,613,664)

Fixed Charges:
Interest expense	3,557,225	4,961,169	5,503,843	1,278,997	-	-
Total Fixed Charges:	$3,557,225	$4,961,169	$5,503,843	$1,278,997	-	-

Ratio of earnings to fixed charges(1)(2)	(11.23):1	3.83:1	0.37:1	35.17:1	N/A	N/A

(1) Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.

(2) Not applicable for the fiscal year ended December 31, 2012 and the period from January 6, 2011 (date of inception) to December 31, 2011, as the Company had no fixed charges.